Exhibit 14.1



THE SAGEMARK COMPANIES LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

Purpose

         This Code of Business Conduct and Ethics (the "Code") contains general guidelines for conducting the business of The Sagemark Companies Ltd. (the "Company") consistent with the highest standards of business ethics. It is intended to qualify as a "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Each senior officer (as hereinafter defined) of the Company, and others as detailed below, is expected to adhere to and advocate the policies and practices set forth in this Code. To the extent this Code requires a higher a standard than required by commercial practice or applicable laws or regulations, the Company expects that all of its such persons will adhere to these higher standards.

         - This Code is designed to deter wrongdoing and to promote:

             - honest and ethical conduct, including the avoidance or ethical handling of actual or apparent conflicts of interest between personal and business relationships;
             - full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the "SEC") and with respect to other public communications made by the Company;
             - compliance with applicable governmental laws, rules and
               regulations;
             - prompt  internal reporting of violations of the Code; and
             - accountability for adherence to the Code.

Applicability

         This Code applies to all of the directors, officers, employees and agents of the Company, whether they work for the Company on a full-time, part-time, consultative, or temporary basis (each an "employee" and collectively, the "employees"). Certain provisions of the Code apply specifically to our chief executive officer, chief financial officer, financial managers and any other persons who perform similar functions for the Company (each, a "senior officer", and collectively, "senior officers").

         The Board of Directors of the Company (the "Board") has appointed Ted Shapiro, the Company's Chief Executive Officer, as the Compliance Officer for the Company. If you have any questions regarding the Code or would like to report any violation of the Code, please contact the Compliance Officer at telephone number 212.554.4394 or TedShapiro@aol.com.

This Code is effective as of October 1, 2004.

Conflicts of Interest

Identifying Conflicts of Interest

         A conflict of interest occurs when an employee's private interest interferes, or appears to interfere, in any way with the interests of the

Company as a whole. You should actively avoid any private interest that may influence your ability to act in the interests of the Company or that may make it difficult to perform your work objectively and effectively. In general, the following should be considered conflicts of interest:

Competing Business. No employee may be employed simultaneously by the Company and a business that competes with the business of the Company.

Corporate Opportunity. No employee should use corporate property, information or his or her position with the Company to secure a business opportunity that would otherwise be available to the Company. If you discover a business opportunity that is in the Company's line of business through the use of the Company's property, information or position, you must first present the business opportunity to the Company before pursuing the opportunity in your individual capacity.

Financial Interests. No employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member, in any other business enterprise if that interest (i) adversely affects the employee's performance of duties or responsibilities to the Company, or requires devoting any time to that interest during such employee's working hours at the Company, or (ii) is in an enterprise that competes with the Company. However, an employee may have up to a 5% stock ownership in a publicly traded company, unless such employee's duties include conducting or overseeing the Company's business relations with that company.

Loans or Other Financial Transactions. No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

Service on Boards and Committees. No employee should serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests reasonably could be expected to conflict with those of the Company, unless such employee has received approval from the Board before accepting any such board or committee position. The Company may revisit its approval of any such position at any time to determine whether service in such position continues to be appropriate.

It is not possible to list all of the ways in which a conflict of interest may arise. We have provided only a few, limited examples. If you are faced with a difficult business decision that is not addressed above, ask yourself the following questions:

- Is it legal?

- Is it honest and fair?

- Is it in the best interest of the Company?

Disclosure of Conflicts of Interest

         The Company requires that employees fully disclose any situations that reasonably could be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it immediately to the Compliance Officer. Conflicts of interest may only be waived by the Board, or the appropriate committee of the Board and will be promptly disclosed to the public to the extent required by law.

Family Members and Work

         The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an employee's objectivity in making decisions on behalf of the Company. If a member of an employee's family is interested in doing business with the Company, the criteria as to whether to enter into or continue the business relationship, and the terms and conditions of the relationship, must be no less favorable to the Company compared with those that would apply to a non-relative seeking to do business with the Company under similar circumstances.

         Employees should report to their supervisor or the Compliance Officer any situation involving family members that could reasonably be expected to give rise to a conflict of interest. For purposes of this Code, "family members" or "members of your family" include your spouse, brothers, sisters and parents, in-laws and children.

Gifts and Entertainment

         The giving and receiving of gifts is common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business partners. However, gifts and entertainment should never compromise, or appear to compromise, your ability to make objective and fair business decisions.

         It is the responsibility of employees to use good judgment in this area. As a general rule, employees may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment could not be viewed as an inducement to any particular business decision. All gifts and entertainment expenses incurred by employees on behalf of the Company must be properly accounted for on expense reports.

Protection and Use of Company Assets

         Employees should protect the Company's assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company's profitability. The use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited. To ensure the protection and proper use of the Company's assets, each employee should:

- Exercise reasonable care to prevent theft, damage or misuse of Company property;

- Promptly report the actual or suspected theft, damage or misuse of Company property;

- Safeguard all electronic programs, data, communications and written materials from inadvertent access by others; and

- Use and control all Company assets and resources only for legitimate Company business purposes.

Confidential Information

         Part of the responsible use of and control over the Company's assets and resources involves respect for the confidentiality of information acquired in the course of the employee's work, except when such employee is authorized or legally obligated to disclose the information. Confidential information acquired by an employee in the course of his or her work for or with the Company may not be improperly disclosed or used for personal advantage.

Accuracy of Financial Reports and Other Public Communications

         The Company is a public company and is required to report its financial results and other material information about its business to the public and the SEC. It is the Company's policy to promptly disclose accurate and complete information regarding its business, financial condition and results of operations and to do so in a complete, accurate, objective, timely, fair and understandable way.

Senior Officers

         The Company's Chief Executive Officer (the "CEO"), Chief Financial Officer (the "CFO"), and all financial managers of the Company are bound by the provisions set forth herein relating to honest and ethical conduct, including the handling of conflicts of interests and compliance with applicable laws, rules and regulations:

The CEO, CFO, and financial managers are responsible for maintaining the Company's accounting records in accordance with all applicable laws, and to ensure that the accounting records are proper, supported, classified, and do not contain any false or misleading entries.

The CEO, CFO, and financial managers are responsible for the Company's system of internal financial controls and shall promptly bring to the attention of the Chairman of the Audit Committee, any information he or she may have concerning:

- significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data; and

- any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures, or internal control over financial reporting.

The CEO, CFO and all financial managers are responsible for full, fair, accurate, timely and understandable disclosure in:

- reports and documents that the Company files with or submits to the SEC; and

- the Company's other communication with the public, including both written and oral disclosures, statements and presentations.

The CEO, CFO and all financial managers are not permitted, directly or indirectly, to take any action to fraudulently influence, coerce, manipulate, or mislead any independent public accountant engaged in the performance of any audit or review of the financial statements of the Company that are required to be filed with the SEC if such person knew or was unreasonable in not knowing that such action could, if successful, result in rendering such financial statements materially misleading. For purposes of this Code, actions that "could, if successful, result in rendering such financial statements materially misleading" include, but are not limited to, actions taken at any time with respect to the professional engagement period to fraudulently influence, coerce, manipulate, or mislead an auditor:

- to issue a report on the Company's financial statements that is not warranted in the circumstances (due to material violations of generally accepted accounting principles, generally accepted auditing standards, or other applicable standards);

- not to perform audit, review or other procedures required by generally accepted auditing standards or other applicable professional standards;

- not to withdraw an issued report; or

- not to communicate matters to the Audit Committee.

The CEO, CFO and each financial manager shall promptly bring to the attention of the Chairman of the Audit Committee any information he or she may have concerning:

- evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company or its employees or agents; or

- any violation of this Code.

The CEO, CFO and financial managers shall not, during the term of their employment with the Company, compete with the Company and shall not let business dealings on behalf of the Company be influenced, or even appear to be influenced, by personal or family interests. The CEO, CFO and financial managers shall promptly bring to the attention of the Chairman of the Audit Committee any information he or she may have concerning any actual or apparent conflicts of interest between personal and professional relationships involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

Reporting

         Any employee who suspects misconduct or discovers that it has occurred should take immediate action to resolve the issue with the appropriate persons. If the employee is uncomfortable speaking with any person believed to be an appropriate person to whom to report regarding the issue or still has a concern, the employee must communicate detailed information regarding the issue on a confidential or anonymous basis to the Audit Committee. All information received will be reviewed under Audit Committee direction and oversight by such other persons as the Audit Committee determines to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review. The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions taken by such employee with respect to good faith reporting of complaints.

Consequences

         Acting in a manner that conflicts with the principles set forth in this Code may result in disciplinary action, including termination of employment. However, senior officers and other employees are not expected to up hold these values and ethics just because of the threat of discipline. Each senior officer and other employee is expected to conduct each aspect of his or her position with the highest ethical standards because it is the way that the Company conducts business.

Waivers of the Code

         Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code may be made only by the Board, or the appropriate committee of the Board, and will be promptly disclosed to the public.

Conclusion

         This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact the Compliance Officer. We expect all employees to adhere to these standards. Each employee is separately responsible for his or her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management. If you engage in conduct prohibited by the law or this Code, you will be deemed to have acted outside the scope of your employment. Such conduct will subject you to disciplinary action, including termination of employment.